January 26, 2026

Mala Murthy
Executive VP and Chief Financial Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

       Re: TriNet Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-36373
Dear Mala Murthy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services